Exhibit 99.14

CONSENT OF EXPERT

I, Mario E. Rossi, of Geosystems International Inc., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from mineral resource estimates for the São Vicente property as at December 31, 2008 (the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

I do also hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/ Mario E. Rossi
Name:	Mario E. Rossi, FAusIMM
Title:	Principal Geostatician

Date:   March 31, 2009